July 26, 2010

Stephen Krikorian, Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	GTSI Corp. Form 10-K for the Fiscal Year ended December 31, 2009 filed March 5, 2010 Form 8-K filed on May 11, 2010 Form 10-Q for the Quarterly Period ended March 31, 2010 filed May 14, 2010

File No. 000-19394

On behalf of GTSI Corp. (the “Company”), I am providing this letter in response to the comment of the Commission’s staff set forth in your letter dated July 14, 2010 regarding the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2009 (File No. 000-19394) filed with the Commission on March 5, 2010 (the “2009 Form 10-K”), Form 8-K filed May 11, 2010 and Form 10-Q for the quarterly period ended March 31, 2010 filed with the Commission on May 14, 2010. To aid in the staff’s review, I have repeated the staff’s comment below.

Form 10-Q for the Quarterly Period ended March 31, 2010

Three Months Ended March 31, 2010 Compared With the Three Months Ended March 31, 2009, page 15

14. We have reviewed your response to our prior comment number 14. It is unclear to us how you determined that your disclosures provided to your readers include the most relevant information at the time related to your product revenue. Please advise. That is, in consideration that your product revenue decreased 30.5% for the three months ended March 31, 2010 compared to the three months ended March 31, 2009, your disclosures such as a “weak economy” and “weak sales activity in certain pockets...” appear to be general in nature and not beneficial to your readers to understand the reasons for the decrease in product revenue. Therefore, please expand your disclosures in future filings to discuss the factors that resulted in a decline in product revenue in the context of your major customers, (i.e., the departments and agencies of the U.S. Federal Government). Your disclosures should identify and quantify to the extent material, the factors that resulted in this decrease of product revenue. Refer to Section III. B. 4 of SEC Release 33-8350.

We concur with your recommendation. Beginning with our Form 10-Q for the quarter ended June 30, 2010, we will expand our disclosures to discuss the factors that resulted in material changes to our product revenue in the context of our major customers.

In connection with this response, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please contact the undersigned at (703) 502-2954.

Sincerely,

/s/ PETER WHITFIELD
Peter Whitfield
Senior Vice President and Chief Financial Officer